Como Audio

Hardware Technology Entertainment Mobile Music

Smart speakers for your entire home. No smartphone or computer needed.

COMOAUDIO.COM BOSTON MASSACHUSETTS





Como Audio designs, manufactures, and sells smart speakers. All our speakers prioritize high-quality sound, beautiful design, and multi-room capabilities. Como is my 3rd company in this industry: I spent the last 40 years pushing boundaries in consumer audio electronics as CEO, Founder, and Designer at Tivoli Audio (acq. 2015) and Cambridge... more

Thomas DeVesto Como Audio Founder/Designer @ Como Audio

Why you may want to support us...

1. Nearly $2M in sales last year.
2. 330+ dealers and retailers in 25 countries.
3. More than $1.5M in paid-up inventory worldwide.
4. 50% YoY growth in smart speaker market from 2017-2018.
5. Raised almost $500,000 on Kickstarter from 1,500+ backers.
6. Delivered Kickstarter rewards early.
7. For all four products, average Amazon review is 4.2 out of 5 stars.

Why investors ❤ us

WE'VE RAISED $5,794,025 SINCE OUR FOUNDING



Investing in Como Audio is an opportunity to back Tom DeVesto who has a long and successful career designing, producing and marketing high quality, attractive and easy to use products. The current product line addresses today's needs of both terrestrial radio and audio as well as the many options available through the internet packaged in classic form which has great appeal to sophisticated consumers.

Michael F. Cronin

Investor in Como Audio. Founder and Managing Partner at Weston Presidio, Venture Capital & Private Equity Firm.



Getting out of the military and looking for new business ventures.

Taylor Lashbrook

More than a decade worth of telecommunication and networking experience.



I love the technology! I believe this company is going to be HUGE!!!!

Lyle Notice

Techy geek who loves angel investing, travel and learning about culture.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Thomas DeVesto

Como Audio Founder/Designer

Audio Hall of Fame Designer. Founder/CEO of Cambridge Soundworks and Tivoli Audio (both acq.).

in



Bob Brown

Director

Experienced Founder & Exec skilled in Financial Management, Restructuring, Market Dev.(contractor)

in



Peter Skiera

VP of Product Development

20+ years in audio including Cambridge SoundWorks, B&W/Rotel, and as Senior PM at Tivoli Audio.

in



Duncan Pool

International Marketing Director

14+ years experience in audio business. Formerly in same role at Tivoli Audio. (contractor)



Angela Hahn

Treasurer

Graduate of Princeton University with decades of small business experience.



Ilaria Marelli

Designer

Won prestigious Donna Milano Award. Professor at Como University and Milan Polytechnic Institute.

in



Pj Vecchiarelli
Digital and Social Media Strategist
Skilled in Marketing, Social Media, Event Management, Publicity Tours, Media Strategy



Ben Merberg
Sales Manager
5+ years in Sales & Customer Relations Industry.



Paolo Cavadini
International Sales Manager
10+ years in consumer electronics marketplace specializing in EU, Middle East, Asia. (contractor)

In the news

Downloads

Como-Audio Investor Deck.pdf

Como Audio is Building the Future of Smart Speakers

Our smart speakers support a modern music listener's desires – high-fidelity sound, multi-room capabilities, portability – with the design and control aesthetics of old-fashioned stereos. All speakers are easy to use and can be controlled directly from the device – no phone required.

Our Current Products


COMO AUDIO

Unlock a world of musical entertainment with our original product: Solo. Tune into countless sources including FM and Internet radio, Spotify, and Bluetooth.


COMO AUDIO

Duetto: all the streaming features and connectivity of the Solo, joined with true stereo sound.


COMO AUDIO

Maximize your choices with the Musica! All the features you love, plus CD, ethernet connection, and premium streaming options.



Meet the Amico, our complete portable music system. Our customers asked for a portable version. We listened and acted.

Upcoming Projects



SpeakEasy, a portable music system with Google Assistant built-in.



Como Audio Turntable with wireless Bluetooth streaming and integrated analog pre-amp.



Tom DeVesto writes about audio technology for music legend Neil Young's NWA-Times-Contrarian, a part of the great new Neil Young Archive website.

Annual Sales: Nearly $2M in Sales Last Year



$3.0M
$2.0M
$1.5M
$0.5M
0
2016
2017
2018
2019 (proj.)
Kickstarter Sales
Conventional Sales
New product (proj.)

2019 numbers are projections and cannot be guaranteed.

Other Metrics

~$4.4M	16,000+	48%
Total sales in 2.5 years	Total items sold	Average gross profit margin

3-day shipping	330	25
To most consumers in USA and Europe	Distributors worldwide	Countries

How We're Better Than the Competition

	Color Display	Bluetooth	Integrated Internet Radio	FM Radio	USB Charger	Preset buttons	Infrared Remote Control	Adjustable Bass & Treble	Real Wood Cabinet	CD	Digital Optical Input	Two-Way Design	Warranty	Retail Price
Como Audio Musica	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	Two Years	$599
Sonos Play 5	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✗	✓	One Year	$499
Bose Wave undtouch IV	✗	✓	✗	✓	✗	✗	✓	✗	✗	✓	✗	✗	One Year	$599

Click image to enlarge.

Led by Legendary Audio Designer and Three-time Founder Tom DeVesto

Videos: Tom receives the 2017 Small Business Executive of the Year Award, and a profile from WCVB's News Channel 5 Chronical



Tom has spent the last 40+ years in the consumer audio electronics space as a CEO, Founder, and Designer. He helped build the legendary consumer electronics company Kloss Video, alongside Henry Kloss. After that, they continued their collaboration in founding Cambridge SoundWorks, which was acquired in 2000. Then, Tom founded Tivoli Audio, which he sold in 2016. Along the way, Tom was inducted to the Audio Hall of Fame and received the Innovation Executive of the Year Award from the Consumer Electronics Association.

With Como Audio, his goal is to make high-quality products that are simple to operate with distinctive, beautiful design. All his products support the latest technologies so they don't become obsolete.

Take a tour of our home office with this segment on Como Audio from WCVB News Channel 5.

Tom spoke to WCVB's Mike Wankum about how much the company has grown in the past two years. It was also an opportunity to show off our more recent music systems, including Amico and Musica, as well as upcoming projects such as our Bluetooth-enabled turntable. "It's got great sound coming out of such a little box," Mike Wankum remarks at the end of the segment, a compliment we've heard from many customers.

Tom DeVesto: "I've realized I still have this passion to bring music to people in efficient ways, in ways that they find enjoyable and that last for a long time, so I keep doing it."


CUTTING
EDGE

How it All Started: Tom's First Company in the '70s


SOUND

ADVENT

BRIDGE SOUND

What's Next: Expanding Our Line

If we raise between $100K and $1M, we'll be able to bring two new products to market:

The first is **Speakeasy**, made in partnership with Google, with the Google Assistant built-in. We are one of the few companies in the world with a license to create this type of product (the others are giants such as Sony). Just by uttering "Okay, Google," followed by a command, you can play music, control compatible devices (lighting, thermostats, etc.) around the home, set an alarm, and much more. Link your existing Spotify, Pandora, iHeart Radio, and other compatible premium streaming accounts and access them all by voice control. Unlike many voice assistant products, SpeakEasy is engineered specifically to sound great with music.

The second is a wireless **Turntable**.

Utilizing a low-noise motor and ultra-precision frequency generator, this precision belt-driven turntable provides speed stability without adding vibration. The arm's unique design will allow immediate playback, eliminating the need to adjust a counterweight or anti-skating, while still providing superb sound quality. Wireless connection to our music systems via Bluetooth will be available, as well as a wired option using an included audio cable. The turntable will be offered in walnut and hickory real-wood veneers and multi-layer, high-gloss piano black and white finishes to complement our music systems, and come with a removeable dust cover and black Como Audio slip mat.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Como Audio designs, manufactures, and sells smart speakers. All our speakers prioritize high-quality sound, beautiful design, and multi-room capabilities. Como is my 3rd company in this industry: I spent the last 40 years pushing boundaries in consumer audio electronics as CEO, Founder, and Designer at Tivoli Audio (acq. 2015) and Cambridge SoundWorks (acq. 2000). When I sold Tivoli, we did over $40M in annual sales. In the 2 years since we started shipping product at Como, we've sold over $4M.

Where will your company be in 5 years?

Music is my lifeblood. My entire professional life, in all the companies I've founded and sold, I've pursued a single goal: delivering music the way the artist created it, in your home. At Como Audio, we aim to provide the highest-quality listening experience so music enthusiasts like myself can easily listen to the world's great music from a single device. And smart speakers are the future: in the last year alone, the market grew 50%, from $2B in sales to $3B.

What is Como Audio?

Como Audio is all about letting you access all of your music from one device with the press of a button. It was named after Lake Como in Italy where I live part-time. We developed it with the idea in mind that not only should the device sound good but should be something that looks nice and is able to stand the test of time.

What problem are you solving?

When streaming services took over, a lot of people stopped paying attention to sound quality. You listened through your earbuds, your laptop, your smartphone. Or you connected to a music player through Bluetooth and everything sounded a little better — as long as you stayed within 30 feet, and Mom didn't call. We created Como Audio products so you can listen without computers or smartphones. Just walk up to it and press play for high-fidelity music.

How big is this market?

Many consumers are gravitating towards smart speakers. In 2017, a total of 27.2 million units were sold worldwide, about $2B in total revenue across all companies. In 2018, the market grew to 34.9 million units sold (a 28% increase) and $3B in revenue (a 50% increase). Last year, 86.2 million smart speakers shipped worldwide. In Q4 2018, smart speaker shipments rose 95% year over year. It's estimated that 60 million households worldwide currently own at least one smart speaker. By 2023, there are expected to be 8 billion voice assistants in use.

You've led 3 other audio electronics companies to success before. Why is Como Audio the right move for you personally?

I wanted to remain active in the audio business but I didn't want to resurrect what I had done at my previous companies. I saw a gap in the marketplace for an easy to use, elegant looking music system that supported various music content delivery sources. I also had access to some of the very talented people who had worked with me at Tivoli and who had since been let go. The time was right, the resources were there, and I knew I could design something special.

Who are your competitors? Why are you better?

Our products really do go against the current grain. I really tried to make a product that looked different. I paid attention to detail – everything needs to fit and look right. The cost is affordable and very high quality. You can use these anywhere in your house without an app or computer; anyone can walk up to it, press a button, and listen to music. Sonos remains the biggest and best-known competitor for us and everyone else. Their products have more of an industrial look. Some people like that. I went with a more traditional, somewhat "vintage" design. I used wood which not only looks nice, it makes for a better speaker enclosure. Our models have a display so you can see what you're doing and what's playing. We also have actual knobs and push buttons so you can access features easily and get a nice tactile experience. I call this "the guest bedroom test": Put a Sonos model in a guest bedroom and see how many people can figure out what to do with it, then try one of ours.

How did Como Audio start?

I started Como Audio on February 1, 2016. I saw that there was a huge move towards wireless and smart speakers. They were all complicated and required the use of a phone or an app. I thought I could design something that was beautiful to look at and easy to operate.

How do you measure progress?

Make sure everyone is clear on what the goal is, define the responsibility each person has, and be sure the goal is realistic. Set milestones or deliverables leading up to the goal and set reasonable deadlines. Look back at previous goals and try to avoid running into the same roadblocks. And communicate with each other along the way.

Tell me about your products. What's the experience like? What are their features?

All our products have an old-fashioned aesthetic. Wood grain, metal knobs. It's a tactile and visual experience as much as it is auditory. Our line consists of four products, the Solo, Duetto, Musica, and Amico.For features, all our products have multi-room capabilities, Internet radio, Spotify streaming, Bluetooth, FM radio, WiFi connectivity, alarm clock, remote control, Como Control App for the smartphone users, and of course, high-fidelity sound. Our Musica also comes with CD, Ethernet connectivity, and premium streaming options.

And their prices? What are your margins?

The speakers range from $299 to $649. Companion speakers range from $129 to $149. Across the board, our gross profit margins average 48%.

What's your design philosophy?

I think products should be designed to look like what they are. I like using real materials with metal, paint, and of course, wood.

Where do you see Como Audio in five years?

I see people hooking up high-quality audio systems to one of these millions of voice assistant products on the market. These assistants are a great way to access music, but they don't sound good. Our products will change that, in addition to being easy to use, and offering some unique features and designs.

You have a long history in consumer audio electronics. What's your story?

I've been building consumer audio electronics for decades. Millions of products I created are used around the world today.
Music has always been a part of my life. I went to school in the middle of the Smoky Mountains and opened up a store that sold tapes. It grew to a few stores. At the time, Henry Kloss developed the world's first acoustic loudspeaker. We were a dealer of those products. I sold those three stores and moved to Boston to work for Advent in Cambridge where Kloss and I made the world's first big screen TV. Kloss Video was brought public and then together we started Cambridge SoundWorks. We had about 60 stores, 30 in New England and 30 in San Francisco. The idea was to create a national chain with the company. We sold directly to consumers, which was a big innovation at the time. To my knowledge, we were also the first people to sell high-fidelity audio equipment over the internet. We sold Cambridge SoundWorks to Creative Technologies out of Singapore in 2000.
After Cambridge SoundWorks, I founded Tivoli Audio. I was CEO, Founder, and Head Designer there for 15 years, until we sold the company in 2015. When I left, Tivoli Audio did over $40 million in annual sales. One year later, I founded Como Audio.

What have you learned in your 40+ year career as a CEO, Founder, and Designer of consumer electronics?

Don't start it if you're willing to give up easily. Companies are a lot of work and almost nothing is a given.

What's your endgame?

I want to grow the company, but I'm not looking to make Como Audio into the biggest audio company on the planet. We need to focus on what we do better than the others in this overcrowded field...design elegant looking products with wood and aluminum materials, great hi-fi sound, ease of use, and superior customer support. The latter is as equally important as the former and many companies lose sight of that.

Financials

Como Audio has financial statements ending December 31 2019. Our cash in hand is $105,180, as of May 2020. Over the three months prior, revenues averaged $96,614/month, cost of goods sold has averaged $52,585/month, and operational expenses have averaged $103,607/month.

At a Glance

March 1 to December 31

$1,445,071
[26%]
Revenue

-$1,280,610
Net Loss

$1,870,016
+26%
Short Term Debt

$100,000
Raised in 2019

$105,180
Cash on Hand
As of 05/22/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Como Audio designs, manufactures, and sells smart speakers. All our speakers prioritize high-quality sound, beautiful design, and multi-room capabilities. Como is my 3rd company in this industry: I spent the last 40 years pushing boundaries in consumer audio electronics as CEO, Founder, and Designer at Tivoli Audio (acq. 2015) and Cambridge SoundWorks (acq. 2000). When I sold Tivoli, we did over $40M in annual sales. In the four years since we started shipping product at Como, we've sold over $6M.

Music is my lifeblood. My entire professional life, in all the companies I've founded and sold, I've pursued a single goal: delivering music the way the artist created it, in your home. At Como Audio, we aim to provide the highest-quality listening experience so music enthusiasts like myself can easily listen to the world's great music from a single device.

Milestones

Como Audio, Inc was incorporated in the State of Delaware in March 2019.

Since then, we have:

- Nearly $1.5M in sales last year.

- 330+ dealers and retailers in 25 countries.

- More than $1.25M in paid-up inventory worldwide

- Raised almost $500,000 on Kickstarter from 1,500+ backers.

- Delivered Kickstarter rewards early.

- For all four products, average Amazon review is 4.2 out of 5 stars.

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,445,071. Our gross margin was 40%.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,730,394, including $177,002 in cash.

- *Net Loss.* The Company had net losses of $1,280,610 for 2019.

- *Liabilities.* The Company's liabilties totaled $1,870,016 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,672,922 in debt and $850,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Como Audio, Inc cash in hand is $105,180, as of May 2020. Over the last three months, revenues have averaged $96,614/month, cost of goods sold has averaged $52,585/month, and operational expenses have averaged $103,607/month, for an average burn rate of $59,578 per month.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-89%

Gross Margin:
160%

Return on Assets:
-74%

Earnings per Share:
-$0.15

Revenue per Employee:
$361,268

Cash to Assets:
10%

Revenue to Receivables:
4,555%

Debt Ratio:
108%

Como Audio Inc. 2018-2019 Reviewed Financial Statements draft .pdf

Como Audio LLC FS 2017-2018 Review.pdf

Risks

1. We operate in the fast-changing technology in the consumer electronics industry. Features in vogue change rapidly, and in order to remain competitive we need to be adaptive.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. The Company's forecasts for the support required for the product after a sale or the product's expected functional lifetime may not be accurate and may prove costly to the Company, significantly hampering the Company's ability to be profitable.

4. The Company will be dependent on third party contract assembly and manufacturing partners to build and assemble its product. Some of these partners will be overseas subject to different laws and customs. Uncertainty around tariffs, currency and international trade may affect the cost of the bill of materials. It's possible suppliers may not deliver as contracted or expected or fail to meet our expected quality and we may have little practical enforcement rights, particularly in a foreign country.

5. If there is a material disruption in our technology systems or those of our third-party partners, the ability of our product to function as designed will be impaired or compromised.

6 The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,090,983 and $933,925 for the years ended December 31, 2018 and 2017, respectively, incurred negative cash flows from operating activities for the years ended
December 31, 2018 and 2017, and has a member's deficit of $2,937,721 and $1,798,269 as of December 31, 2018 and 2017, respectively.

7 Angela Hahn is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED

Officers

OFFICER	TITLE	JOINED
Thomas DeVesto	founder , designer	2016
Angela Hahn	Treasurer	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Thomas DeVesto	7,750,000 Common Stock	81.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
03/2020	$271,102	Priced Round
09/2019	$100,000	Convertible Note
	$380,000	Loan
	$100,000	Loan
09/2018	$4,192,922	Loan
09/2018	$750,000	Convertible Note

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Thomas DeVesto	09/01/2018	$4,192,922	$1,565,064	5.0%	05/11/2025	Yes
Michael Cronin		$100,000		%		
Thomas DeVesto		$380,000		%		

Related Party Transactions

Name	Thomas DeVesto
Amount Invested	$4,192,922
Transaction type	Convertible Note
Issued	08/02/2018
Outstanding principal plus interest	$4,192,922 as of 02/2019
Interest	5.0 per annum
Discount rate	1.0
Maturity	05/31/2025
Outstanding	Yes
Current with payments	Yes
Converted	Yes
Valuation cap	None
Relationship	Owner and Founder

Related party loan. No set maturity date; it's intended to be repaid as the Company becomes profitable. In 2018, the Company has classified $3,000,000 of these liabilities as long-term while the excess of $3,000,000 as short-term as the lender has the intention to raise capital, and convert up to $3,000,000 in the conversion.

During 2019, the Company converted $3,000,000.00 of related party loans into 3,750,000 shares of common stock.

Use of Funds

$100,000	94% -- Working Capital, including product development and operations. 6% -- Wefunder intermediary fee
$1,070,000	30% -- New Product Development 10% -- Hiring, Salaries 30% -- Marketing 24% -- Working Capital 6% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,600,000	Yes
Preferred Stock	5,000,000	99,899	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.